UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 4)

Alliqua, Inc.

(Name of Issuer) Common Stock
(Title of Class of Securities) 019621101
(CUSIP Number) Richard Rosenblum c/o Harborview Advisors LLC 850 Third Avenue, Suite 1801 New York, NY 10022 (646) 218-1400
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications) July 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. - 019621101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harborview Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

2

CUSIP No. - 019621101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harborview Value Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,727,394[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,727,394[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,727,394[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON PN

1 Consists of (i) 14,227,394 shares of Common Stock held by Harborview Value Master Fund, L.P. and (ii) 1,500,000 shares of Common Stock issuable upon the exercise of warrants held by Harborview Value Master Fund, L.P.

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CUSIP No. - 019621101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harborview Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,727,394[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,727,394[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,727,394[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON CO

1 Consists of (i) 14,227,394 shares of Common Stock held by Harborview Value Master Fund, L.P. and (ii) 1,500,000 shares of Common Stock issuable upon the exercise of warrants held by Harborview Value Master Fund, L.P.

4

CUSIP No. - 019621101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harborview Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 310,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 310,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

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CUSIP No. - 019621101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard Rosenblum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,445,238[1]
	8	SHARED VOTING POWER 16,037,394[2]
	9	SOLE DISPOSITIVE POWER 11,445,238[1]
	10	SHARED DISPOSITIVE POWER 16,037,394[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,482,632[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

1 Comprised of (i) 4,028,571 shares of Common Stock held by Mr. Rosenblum individually, (ii) 6,666,667 shares of Common Stock issuable to Mr. Rosenblum upon the exercise of a vested stock option, and (iii) 750,000 shares of Common Stock issuable upon the exercise of a warrant held by Mr. Rosenblum.

2 Represents the (i) 14,537,394 shares of Common Stock and (ii) 1,500,000 shares of Common Stock issuable upon the exercise of warrants held by the entities listed on the pages above.

3 Comprised of (i) (a) 14,537,394 shares of Common Stock and (b) 1,500,000 shares of Common Stock issuable upon the exercise of warrants held by the entities listed on the pages above, (ii) 4,028,571 shares of Common Stock held by Mr. Rosenblum individually, (iii) 6,666,667 shares of Common Stock issuable to Mr. Rosenblum upon the exercise of a vested stock option, and (iv) 750,000 shares of Common Stock issuable upon the exercise of a warrant held by Mr. Rosenblum.

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CUSIP No. - 019621101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Stefansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,480,430[1]
	8	SHARED VOTING POWER 16,037,394[2]
	9	SOLE DISPOSITIVE POWER 17,480,430[1]
	10	SHARED DISPOSITIVE POWER 16,037,394[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33, 517,824[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON IN

1 Comprised of (i) 7,313,763 shares of Common Stock held by Mr. Stefansky individually, (ii) 6,666,667 shares of Common Stock issuable to Mr. Stefansky upon the exercise of a vested stock option, and (iii) 3,500,000 shares of Common Stock issuable upon the exercise of warrants held by Mr. Stefansky.

2 Represents the (i) 14,537,394 shares of Common Stock and (ii) 1,500,000 shares of Common Stock issuable upon the exercise of warrants held by the entities listed on the pages above.

3 Comprised of (i) (a) 14,537,394 shares of Common Stock and (b) 1,500,000 shares of Common Stock issuable upon the exercise of warrants held by the entities listed on the pages above, (ii) 7,313,763 shares of Common Stock held by Mr. Stefansky individually, (iii) 6,666,667 shares of Common Stock issuable to Mr. Stefansky upon the exercise of a vested stock option, and (iv) 3,500,000 shares of Common Stock issuable upon the exercise of warrants held by Mr. Stefansky.

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This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is filed by and on behalf of each reporting person to amend the Schedule 13D related to the Common Stock of the Issuer filed on May 21, 2010, as amended by Amendment No. 1 to Schedule 13D filed on January 11, 2011, as amended by Amendment No. 2 to Schedule 13D filed on March 3, 2011, as amended by Amendment No. 3 to Schedule 13D filed on January 18, 2012 (the “Schedule 13D”). This Amendment No. 4 is filed to disclose an increase in the percentage of the Common Stock that may be deemed to be beneficially owned by the reporting persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The table in Item 5(c) is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5(a), (b) and (c) are amended and restated in their entirety as follows:

(a) (b) Harborview Master Fund is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Master Fund Shares”). Harborview Value Fund is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Value Fund Shares”). The Harborview Master Fund Shares and the Harborview Value Fund Shares are also reported as beneficially owned by Harborview Advisors, as the general partner of Harborview Master Fund and Harborview Value Fund, and by Rosenblum and Stefansky, as the managing members of Harborview Advisors. Harborview Management is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Management Shares”). The Harborview Management Shares are also reported as beneficially owned by Rosenblum and Stefansky, as the managing members of Harborview Management. By reason of these relationships, each of Harborview Master Fund and Harborview Advisors are reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Master Fund Shares, each of Harborview Value Fund and Harborview Advisors are reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Value Fund Shares, Harborview Management is reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Management Shares, and each of Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Harborview Master Fund Shares, the Harborview Value Fund Shares and the Harborview Management Shares. Each of Rosenblum and Stefansky is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto.

All percentages set forth in this statement are based upon 259,102,434 shares of Common Stock outstanding.

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(c) Below is a table illustrating the transactions involving the Common Stock by the Reporting Persons since January 11, 2012:

Transaction Date (Month/Day/Year)	Purchaser	Amount of Common Stock (acquired or disposed)	Price Per Share	Form of Acquisition
02/02/2012	Stefansky	1,000,000 acquired	$0	See footnote 1
02/02/2012	Rosenblum	1,000,000 acquired	$0	See footnote 1
02/02/2012	Harborview Management	2,000,000 disposed	$0	See footnote 1
02/16/2012	Harborview Value Fund	1,500,000 acquired	See footnote 2	See footnote 2
06/30/2012	Stefansky	1,000,000 acquired	$0	See footnote 3
06/30/2012	Rosenblum	1,428,571 acquired	$0	See footnote 4.
07/17/2012	Harborview Master Fund	27,981,999 disposed	$0	See footnote 5
07/17/2012	Stefansky	283,763 acquired	$0	See footnote 5
07/17/2012	Rosenblum	294,961 acquired	$0	See footnote 5
07/17/2012	Rosenblum	294,961 disposed	$0	See footnote 5
07/17/2012	Harborview Value Fund	294,961 acquired	$0	See footnote 5
07/17/2012	Harborview Value Fund	3,175,934 acquired	$0	See footnote 5
08/14/2012	Stefansky	3,000,000 acquired	See footnote 6	See footnote 6
08/14/2012	Rosenblum	2,250,000 acquired	See footnote 7	See footnote 7
11/08/2012	Stefansky	5,000,000 acquired	See footnote 8	See footnote 8
11/08/2012	Harborview Value Fund	2,000,000 acquired	See footnote 9	See footnote 9

1.	On February 2, 2012, Harborview Management transferred 1,000,000 shares of Common Stock to each of David Stefansky and Richard Rosenblum.

2.	Harborview Value Fund purchased, as part of a private placement transaction on February 16, 2012, 1,000,000 units at a price per unit of $0.05, with each unit consisting of 1 share of Common Stock and an immediately exercisable warrant to purchase 0.5 of a share of Common Stock.

3.	On June 30, 2012, Mr. Stefansky received 1,000,000 shares of Common Stock pursuant to his employment agreement with the Issuer. Also pursuant to his employment agreement, the unvested portion of stock options to purchase 5,000,000 shares of Common Stock that were previously awarded to Mr. Stefansky were accelerated to vest and become exercisable on the date Mr. Stefansky executed the employment agreement.

4.	On June 30, 2012, Mr. Rosenblum received 1,428,571 shares of Common Stock pursuant to his employment agreement with the Issuer. Also pursuant to his employment agreement, the unvested portion of stock options to purchase 5,000,000 shares of Common Stock that were previously awarded to Mr. Rosenblum were accelerated to vest and become exercisable on the date Mr. Rosenblum executed the employment agreement.

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5.	On July 17, 2012, Harborview Master Fund effected a liquidating distribution of all of its shares of Common Stock to the members of Harborview Capital Liquidating Fund, LLC and the shareholders of Harborview Capital Liquidating Partners, Ltd. As part of the liquidating distribution, a number of the members of Harborview Capital Liquidating Fund, LLC and the shareholders of Harborview Capital Liquidating Partners, Ltd. elected to contribute their distributed shares of Common Stock to Harborview Value Fund, such that an aggregate of 3,175,934 shares of Common Stock were contributed to Harborview Value Fund. Harborview Master Fund also distributed 283,763 shares of Common Stock to Mr. Stefansky and 294,961 shares of Common Stock to Mr. Rosenblum. Mr. Rosenblum elected to contribute 294,961 shares of Common Stock, which represented all of his distributed shares, to Harborview Value Fund.

6.	Mr. Stefansky purchased, as part of a private placement transaction on August 14, 2012, 2,000,000 units at a price per unit of $0.05, with each unit consisting of 1 share of Common Stock and an immediately exercisable warrant to purchase 0.5 of a share of Common Stock.

7.	Mr. Rosenblum purchased, as part of a private placement transaction on August 14, 2012, 1,500,000 units at a price per unit of $0.05, with each unit consisting of 1 share of Common Stock and an immediately exercisable warrant to purchase 0.5 of a share of Common Stock.

8.	Mr. Stefansky purchased, as part of a private placement transaction on November 8, 2012, 2,500,000 units at a price per unit of $0.05, with each unit consisting of 1 share of Common Stock and an immediately exercisable warrant to purchase 1 share of Common Stock.

9.	Harborview Value Fund purchased, as part of a private placement transaction on November 8, 2012, 1,000,000 units at a price per unit of $0.05, with each unit consisting of 1 share of Common Stock and an immediately exercisable warrant to purchase 1 share of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On February 16, 2012, the Issuer entered into a securities purchase agreement (the “February Securities Purchase Agreement”) with Harborview Value Fund, among certain other accredited investors, pursuant to which the Issuer issued to Harborview Value Fund 1,000,000 shares of Common Stock and a five year warrant (the “February Warrant”) to purchase up to 500,000 shares of Common Stock at an exercise price of $0.05 per share, in exchange for aggregate consideration of $50,000.

The foregoing description of the February Securities Purchase Agreement and the February Warrant are qualified in their entirety by reference to the February Securities Purchase Agreement and the February Warrant, which are filed as Exhibits 99.1 and 99.2, respectively, hereto and incorporated by reference herein.

On May 16, 2012, the Issuer entered into an executive employment agreement with Richard Rosenblum (the “Rosenblum Agreement”). On June 30, 2012, Mr. Rosenblum received 1,428,571 shares of Common Stock as compensation pursuant to the Rosenblum Agreement. Mr. Rosenblum’s salary is payable in a combination of cash and shares of Common Stock, the ratio of which is determined based upon the fair market value of the Common Stock and the cash reserves of the Issuer. Pursuant to the Rosenblum Agreement, the unvested portion of stock options to purchase 5,000,000 shares of Common Stock that were previously awarded to Mr. Rosenblum were accelerated to vest and become exercisable on the date Mr. Rosenblum executed the Rosenblum Agreement. In addition, under the Rosenblum Agreement, Mr. Rosenblum was granted an option to purchase 5,500,000 shares of Common Stock at exercise price of $.20 per share, which will vest in equal amounts on the first, second and third anniversaries of the date of grant and will have a term of ten years. The stock option will be forfeited if Mr. Rosenblum violates his non-competition or non-solicitation covenants.

The foregoing description of the Rosenblum Agreement is qualified in its entirety by reference to the Rosenblum Agreement, which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

On May 31, 2012, the Issuer entered into an executive employment agreement with David Stefansky (the “Stefansky Agreement”). On June 30, 2012, Mr. Stefansky received 1,000,000 shares of Common Stock as compensation pursuant to the Stefansky Agreement. Mr. Stefansky’s salary is payable in a combination of cash and shares of Common Stock, the ratio of which is determined based upon the fair market value of the Common Stock and the cash reserves of the Issuer. Pursuant to the Stefansky Agreement, the unvested portion of stock options to purchase 5,000,000 shares of Common Stock that were previously awarded to Mr. Stefansky were accelerated to vest and become exercisable on the date Mr. Stefansky executed the Stefansky Agreement. In addition, under the Stefansky Agreement, Mr. Stefansky was granted an option to purchase 5,500,000 shares of Common Stock at exercise price of $.20 per share, which will vest in equal amounts on the first, second and third anniversaries of the date of grant and will have a term of ten years. The stock option will be forfeited if Mr. Stefansky violates his non-competition or non-solicitation covenants.

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The foregoing description of the Stefansky Agreement is qualified in its entirety by reference to the Stefansky Agreement, which is filed as Exhibit 99.4 hereto and incorporated by reference herein.

On August 14, 2012, the Issuer entered into a securities purchase agreement (the “August Securities Purchase Agreement”) with Mr. Stefansky and Mr. Rosenblum, among certain other accredited investors, pursuant to which the Issuer issued (a) to Mr. Stefansky (i) 2,000,000 shares of Common Stock and (ii) a five year warrant (“August Warrant”) to purchase up to 1,000,000 shares of Common Stock at an exercise price of $0.05 per share, in exchange for aggregate consideration of $100,000, and (b) to Mr. Rosenblum (i) 1,500,000 shares of Common Stock and (ii) an August Warrant to purchase up to 750,000 shares of Common Stock at an exercise price of $0.05 per share, in exchange for aggregate consideration of $75,000.

The foregoing description of the August Securities Purchase Agreement and the August Warrant are qualified in their entirety by reference to the August Securities Purchase Agreement and the August Warrant, which are filed as Exhibits 99.5 and 99.6, respectively, hereto and incorporated by reference herein.

On November 8, 2012, the Issuer entered into a securities purchase agreement (the “November Securities Purchase Agreement”) with Mr. Stefansky and Harborview Value Fund, among certain other accredited investors, pursuant to which the Issuer issued (a) to Mr. Stefansky (i) 2,500,000 shares of Common Stock and (ii) a five year warrant (“November Warrant”) to purchase up to 2,500,000 shares of Common Stock at an exercise price of $0.05 per share, in exchange for aggregate consideration of $125,000, and (b) to Harborview Value Fund (i) 1,000,000 shares of Common Stock and (ii) a November Warrant to purchase up to 1,000,000 shares of Common Stock at an exercise price of $0.05 per share, in exchange for the conversion of a promissory note in the amount of $50,000.

The foregoing description of the November Securities Purchase Agreement and the November Warrant are qualified in their entirety by reference to the November Securities Purchase Agreement and the November Warrant, which are filed as Exhibits 99.7 and 99.8, respectively, hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

The following are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Form of Securities Purchase Agreement, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on February 21, 2012).
99.2	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on February 21, 2012).
99.3	Executive Employment Agreement, dated as of May 16, 2012, by and between the Company and Richard Rosenblum (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on May 17, 2012).
99.4	Executive Employment Agreement, dated as of May 31, 2012, by and between the Company and David Stefansky (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on June 5, 2012).
99.5	Securities Purchase Agreement, dated as of August 14, 2012, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on August 16, 2012).
99.6	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on August 16, 2012).
99.7	Securities Purchase Agreement, dated as of November 8, 2012, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on November 14, 2012).
99.8	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on November 14, 2012).
99.9	Joint Filing Agreement.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: November 20, 2012

Harborview Master Fund, L.P.

By:	Harborview Advisors, LLC, its general partner

By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title:	Managing Member

Harborview Value Master Fund, L.P.

By:	Harborview Advisors, LLC, its general partner

By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title:	Managing Member

Harborview Advisors, LLC

By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title:	Managing Member

Harborview Capital Management, LLC

By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title:	Managing Member

Richard Rosenblum

/s/ Richard Rosenblum

David Stefansky

/s/ David Stefansky

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EXHIBITS

Exhibit	Description of Exhibit
99.1	Form of Securities Purchase Agreement, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on February 21, 2012).
99.2	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on February 21, 2012).
99.3	Executive Employment Agreement, dated as of May 16, 2012, by and between the Company and Richard Rosenblum (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on May 17, 2012).
99.4	Executive Employment Agreement, dated as of May 31, 2012, by and between the Company and David Stefansky (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on June 5, 2012).
99.5	Securities Purchase Agreement, dated as of August 14, 2012, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on August 16, 2012).
99.6	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on August 16, 2012).
99.7	Securities Purchase Agreement, dated as of November 8, 2012, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on November 14, 2012).
99.8	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on November 14, 2012).
99.9	Joint Filing Agreement.

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